                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 20549


                                  Form 11-K


               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1993

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _______ to _______

Commission file number 1-3385



                             H. J. HEINZ COMPANY
                            EMPLOYEES RETIREMENT
                              AND SAVINGS PLAN
                               (Title of Plan)



                             H. J. Heinz Company
          (Name of Issuer of securities held pursuant to the Plan)



                   600 Grant Street Pittsburgh, PA  15219
        (Address of Plan and of principal executive office of Issuer)

Financial Statements and Exhibits

The following Plan financial statements, schedules and reports are attached hereto:

1. Independent Auditors' Report dated June 28, 1994 of Coopers & Lybrand for the Plan financial statements

2.  Statements of Net Assets Available for Plan Benefits as of
    December 31, 1993 and 1992

3. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1993 and 1992

4.  Notes to Financial Statements

5. Supplemental Schedule of December 31, 1993 Assets Held for Investment Purposes as of December 31, 1993

6. Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 1993

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23.  The consent of Coopers and Lybrand dated June 28, 1994 is filed herein.

                                  SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                 H. J. HEINZ COMPANY EMPLOYEES
                                                   RETIREMENT AND SAVINGS PLAN
                                                                (Name of Plan)


                                        EMPLOYEE BENEFITS ADMINISTRATION BOARD


                                     By: ......../s/ GEORGE C. GREER..........
                                                 George C. Greer, Chairman


June 28, 1994

                        INDEPENDENT AUDITORS' REPORT



H. J. HEINZ COMPANY EMPLOYEE
  BENEFITS ADMINISTRATION BOARD:

   We have audited the statements of net assets available for plan benefits of the H. J. Heinz Company Employees Retirement and Savings Plan (formerly the
H. J. Heinz Company Employees Savings Plan prior to January 1, 1993) as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Administration Board of the H. J. Heinz Company. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the H. J. Heinz Company Employees Retirement and Savings Plan as of December 31, 1993 and 1992 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

   As discussed in note 10 to the financial statements, the H. J. Heinz Company Employees Retirement and Savings Plan changed its method of accounting for payments due to participants in 1993, in accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", as of May 1, 1993.

   Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and the supplemental schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    COOPERS & LYBRAND


Pittsburgh, Pennsylvania
June 28, 1994

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            as of December 31, 1993

                                             H. J. Heinz Co.    GIC Group       Magellan     Retirement Gov't.      Retirement
                                               Stock Fund       Trust Fund        Fund         Money Market         Growth Fund
                                            -----------------  -------------  ------------- --------------------  ---------------
Assets:

  Investments                                   $137,916,072     $5,592,592    $23,197,149          $8,744,539        $9,161,844

  Investment income receivable:
    Dividends                                      1,263,489              -              -                   -                 -
    Interest and other                                 4,280              -              -                   -                 -
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total investment income receivable           1,267,769              -              -                   -                 -
                                            -----------------  -------------  ------------- --------------------  ---------------

  Contributions receivable:
    Employee                                         420,419         17,974        168,582              42,308            65,710
    Employer                                               -         32,438        258,293             198,066           128,824
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total contributions receivable                 420,419         50,412        426,875             240,374           194,534
                                            -----------------  -------------  ------------- --------------------  ---------------

  Receivable from Clorox plan (note 8)                     -              -              -             286,693           344,189

  Due from broker for securities sold                375,626              -              -                   -                 -

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Assets                              $139,979,886     $5,643,004    $23,624,024          $9,271,606        $9,700,567
                                            -----------------  -------------  ------------- --------------------  ---------------

Liabilities:

  Notes payable to H. J. Heinz Company          $          -     $        -     $        -          $        -        $        -
  Accrued interest due on note payable                     -              -              -                   -                 -
  Accrued administrative expenses                    130,180          5,279         21,896               8,254             8,648

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Liabilities                             $130,180         $5,279        $21,896              $8,254            $8,648
                                            -----------------  -------------  ------------- --------------------  ---------------

Net Assets Available for Plan Benefits          $139,849,706     $5,637,725    $23,602,128          $9,263,352        $9,691,919
                                            =================  =============  ============= ====================  ===============

                                              Equity-Income      Puritan       Intermediate    Asset Manager:      Asset Manager:
                                                  Fund             Fund         Bond Fund        Growth Fund        Income Fund
                                            -----------------  -------------  ------------- --------------------  ---------------
Assets:

  Investments                                     $6,486,806    $11,553,868     $5,896,692            $681,391          $122,590

  Investment income receivable:
    Dividends                                              -              -              -                   -                 -
    Interest and other                                     -              -              -                   -                 -
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total investment income receivable                   -              -              -                   -                 -
                                            -----------------  -------------  ------------- --------------------  ---------------

  Contributions receivable:
    Employee                                          42,080         70,527         26,492               9,191               942
    Employer                                          78,130        168,361         70,693               8,031             1,135
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total contributions receivable                 120,210        238,888         97,185              17,222             2,077
                                            -----------------  -------------  ------------- --------------------  ---------------

  Receivable from Clorox plan (note 8)               287,910              -        196,249               3,030             9,408

  Due from broker for securities sold                      -              -              -                   -                 -

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Assets                                $6,894,926    $11,792,756     $6,190,126            $701,643          $134,075
                                            -----------------  -------------  ------------- --------------------  ---------------

Liabilities:

  Notes payable to H. J. Heinz Company            $        -    $         -     $        -          $        -          $      -
  Accrued interest due on note payable                     -              -              -                   -                 -
  Accrued administrative expenses                      6,123         10,906          5,566                 643               116

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Liabilities                           $    6,123    $    10,906     $    5,566            $    643          $    116
                                            -----------------  -------------  ------------- --------------------  ---------------

Net Assets Available for Plan Benefits            $6,888,803    $11,781,850     $6,184,560            $701,000          $133,959
                                            =================  =============  ============= ====================  ===============



                                              Asset Manager       Overseas     Participants'       ESOP
                                                  Fund              Fund           Loans           Trust               Total
                                            -----------------  -------------  ------------- --------------------  ---------------
Assets:

  Investments                                     $1,007,476     $2,222,256       $525,242         $52,402,283      $265,510,800

  Investment income receivable:
    Dividends                                              -              -              -             481,214         1,744,703
    Interest and other                                     -              -              -                   -             4,280
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total investment income receivable                   -              -              -             481,214         1,748,983
                                            -----------------  -------------  ------------- --------------------  ---------------

  Contributions receivable:
    Employee                                           5,545         21,063              -                   -           890,833
    Employer                                           7,932         11,346              -             389,083         1,352,332
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total contributions receivable                  13,477         32,409              -            389,083         2,243,165
                                            -----------------  -------------  ------------- --------------------  ---------------

  Receivable from Clorox plan (note 8)                     -         70,295              -                   -         1,197,774

  Due from broker for securities sold                      -              -              -                   -           375,626

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Assets                                $1,020,953     $2,324,960       $525,242         $53,272,580      $271,076,348
                                            -----------------  -------------  ------------- --------------------  ---------------

Liabilities:

  Notes payable to H. J. Heinz Company            $        -     $        -      $       -         $35,471,017      $35,471,017
  Accrued interest due on note payable                     -              -              -              58,157            58,157
  Accrued administrative expenses                        951          2,097              -              38,439           239,098

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Liabilities                           $     $951     $    2,097      $       -         $35,567,613       $35,768,272
                                            -----------------  -------------  ------------- --------------------  ---------------

Net Assets Available for Plan Benefits            $1,020,002     $2,322,863      $ 525,242         $17,704,967      $235,308,076
                                            =================  =============  ============= ====================  ===============




   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            as of December 31, 1992

                                    H. J. Heinz Co.    GIC Group      Magellan    Retirement Gov't.    Retirement    Equity-Income
                                      Stock Fund       Trust Fund       Fund        Money Market       Growth Fund        Fund
                                   ----------------   ------------  -----------  -------------------  ------------- --------------
Assets:

  Investments                          $182,778,308    $5,543,609   $12,201,413           $6,910,476    $4,767,739      $3,531,273
  Interfund receivable (payable)           (852,877)            -       168,320             (128,186)      117,720         174,092

  Investment income receivable:
    Dividends                             1,253,810             -             -                    -             -               -
    Interest and other                        1,530        34,311             -                    -             -               -
                                   ----------------   -----------   -----------  -------------------  ------------  --------------
      Total investment income
        receivable                        1,255,340        34,311             -                    -             -               -
                                   -----------------  ------------  -----------  -------------------  ------------- --------------
  Other                                           -         7,509         2,005                3,234           482           2,450

      Total Assets                     $183,180,771    $5,585,429   $12,371,738           $6,785,524    $4,885,941      $3,707,815
                                   -----------------  ------------  -----------  -------------------  ------------- --------------

Liabilities:

  Payable to participants
    withdrawn from the Plan
    (note 10)                          $  4,078,487    $   53,288   $    87,544           $  174,165    $    5,156      $   18,640
  Forfeitures to be applied to
    future company contributions            218,378             -             -                    -             -               -
  Notes payable to H. J. Heinz
    Company                                       -             -             -                    -             -               -
  Accrued interest due on note
    payable                                       -             -             -                    -             -               -
  Other                                       3,066             -             -                  307             -               -

                                   -----------------  ------------  -----------  -------------------  ------------- --------------
      Total Liabilities                $  4,299,931    $   53,288   $    87,544           $  174,472    $    5,156      $   18,640
                                   -----------------  ------------  -----------  -------------------  ------------- --------------
Net Assets Available for
  Plan Benefits                        $178,880,840    $5,532,141   $12,284,194           $6,611,052    $4,880,785      $3,689,175
                                   =================  ============  ===========  ===================  ============  ==============

                                          Puritan       Intermediate     Participants'      ESOP
                                           Fund           Bond Fund        Loans            Trust            Total
                                        -----------    --------------     ---------      ------------    -------------
Assets:

  Investments                            $6,225,612        $3,678,684      $804,934       $66,261,364     $292,703,412
  Interfund receivable (payable)            224,176           296,755             -                 -                -
  Investment income receivable:
    Dividends                                     -                 -             -           451,230        1,705,040
    Interest and other                            -                 -             -                 -           35,841
                                        -----------    --------------     ---------      ------------    -------------
      Total investment income
       receivable                                 -                 -             -           451,230        1,740,881
                                        -----------    --------------     ---------      ------------    -------------

  Other                                         432             4,312             -                 -           20,424
                                        -----------    --------------     ---------      ------------    -------------
      Total Assets                       $6,450,220        $3,979,751      $804,934       $66,712,594     $294,464,717
                                        -----------    --------------     ---------      ------------    -------------

Liabilities:
  Payable to participants
    withdrawn from the Plan
    (note 10)                            $   45,685        $  157,378      $      -       $   220,845     $  4,841,188
  Forfeitures to be applied to
    future company contributions                  -                 -             -                 -          218,378
  Notes payable to H. J. Heinz
    Company                                       -                 -             -        39,122,385       39,122,385
  Accrued interest due on note
    payable                                       -                 -             -                 -                -
  Other                                         309                 -             -            66,316           69,998
                                        -----------    --------------     ---------      ------------    -------------
      Total Liabilities                  $   45,994        $  157,378      $      -       $39,409,546     $ 44,251,949
                                        -----------    --------------     ---------      ------------    -------------
Net Assets Available for
  Plan Benefits                          $6,404,226        $3,822,373      $804,934       $27,303,048     $250,212,768
                                        ===========    ==============     =========      ============    =============

       The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the Year Ended December 31, 1993

                                                     H. J. Heinz Co.   GIC Group     Magellan      Retirement Gov't.   Retirement
                                                       Stock Fund      Trust Fund      Fund          Money Market      Growth Fund
                                                      ------------     ----------   -----------       ----------       ----------
Additions:
  Investment income:
    Dividends                                           $4,941,417      $       -    $1,931,169      $        -          $861,991
    Interest                                                55,036        371,240            -           214,196                -
                                                      ------------     ----------   -----------       ----------       ----------
      Total investment income                            4,996,453        371,240     1,931,169          214,196          861,991
                                                      ------------     ----------   -----------       ----------       ----------

  Participant contributions                              4,386,637        261,841     2,229,689          575,187          668,875
  Age-related employer contributions                     2,020,507        475,411     3,497,952        2,640,896        1,853,559
  ESOP debt service funding                                      -              -             -                -                -
  Merger of Portion Pac, Inc. plan assets (note 8)               -              -             -        1,252,586                -
  Merger of Clorox plan assets (note 8)                          -              -             -          286,693          344,189

  Transfers for repayments
    of participants' loans                                 264,173          7,177        43,521           13,313           19,091
  Interfund transfers                                   (7,110,661)      (690,083)    3,117,470       (1,504,677)         768,730
                                                      ------------     ----------   -----------       ----------       ----------
      Net transfers                                     (6,846,488)      (682,906)    3,160,991       (1,491,364)         787,821
                                                      ------------     ----------   -----------       ----------       ----------


                                                      ------------     ----------   -----------       ----------       ----------
      Total additions                                    4,557,109        425,586    10,819,801        3,478,194        4,516,435
                                                      ------------     ----------   -----------       ----------       ----------

Deductions:
  Withdrawals                                           12,606,834        345,387     1,048,795          957,972          218,112
  Administrative expenses                                  938,107         27,903        99,545           42,087           38,597
  Interest expense on note payable                               -              -             -                -                -

  Net (appreciation) depreciation
    in fair value of investments                        34,121,789              -    (1,558,929)               -         (546,252)

                                                      ------------     ----------   -----------       ----------       ----------
      Total deductions                                  47,666,730        373,290      (410,589)       1,000,059         (289,543)
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year, before cumulative
  effect of accounting change                          (43,109,621)        52,296    11,230,390        2,478,135        4,805,978

Cumulative effect of accounting change (note 10)         4,078,487         53,288        87,544          174,165            5,156
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year                       (39,031,134)       105,584    11,317,934        2,652,300        4,811,134

Net assets available for plan benefits at
  the beginning of the year                            178,880,840      5,532,141    12,284,194        6,611,052        4,880,785

Net assets available for plan benefits at             ------------     ----------   -----------       ----------       ----------
  the end of the year                                 $139,849,706     $5,637,725   $23,602,128       $9,263,352       $9,691,919
                                                      ============     ==========   ===========       ==========       ==========

                                                      Equity-Income     Puritan     Intermediate    Asset Manager:   Asset Manager:
                                                          Fund            Fund       Bond Fund        Growth Fund      Income Fund
                                                      ------------     ----------   -----------       ----------       ----------
Additions:
  Investment income:
    Dividends                                             $208,699     $1,295,961      $      -        $       -        $       -
    Interest                                                     -              -       379,760           22,176            2,684
                                                      ------------     ----------   -----------       ----------       ----------
      Total investment income                              208,699      1,295,961       379,760           22,176            2,684
                                                      ------------     ----------   -----------       ----------       ----------

  Participant contributions                                455,276        762,262       408,535           41,342           13,734
  Age-related employer contributions                     1,076,588      2,269,494     1,021,558           72,026           11,162
  ESOP debt service funding                                      -              -             -                -                -
  Merger of Portion Pac, Inc. plan assets (note 8)               -              -             -                -                -
  Merger of Clorox plan assets (note 8)                    287,910              -       196,249            3,030            9,408

  Transfers for repayments
    of participants' loans                                  15,126         26,036         6,142              824                -
  Interfund transfers                                      810,419      1,321,368       449,932          534,729           97,595
                                                      ------------     ----------   -----------       ----------       ----------
      Net transfers                                        825,545      1,347,404       456,074          535,553           97,595
                                                      ------------     ----------   -----------       ----------       ----------

                                                      ------------     ----------   -----------       ----------       ----------
      Total additions                                    2,854,018      5,675,121     2,462,176          674,127          134,583
                                                      ------------     ----------   -----------       ----------       ----------
Deductions:
  Withdrawals                                              355,329        613,128       361,682              430                -
  Administrative expenses                                   28,289         51,746        26,716            1,972              313
  Interest expense on note payable                               -              -             -                -                -

  Net (appreciation) depreciation
    in fair value of investments                          (710,588)      (321,692)     (131,031)         (29,275)             311

                                                      ------------     ----------   -----------       ----------       ----------
      Total deductions                                    (326,970)       343,182       257,367          (26,873)             624
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year, before cumulative
  effect of accounting change                            3,180,988      5,331,939     2,204,809          701,000          133,959

Cumulative effect of accounting change (note 10)            18,640         45,685       157,378               -                -
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year                         3,199,628      5,377,624     2,362,187          701,000          133,959

Net assets available for plan benefits at
  the beginning of the year                              3,689,175      6,404,226     3,822,373               -                -

Net assets available for plan benefits at             ------------    -----------   -----------       ----------       ----------
  the end of the year                                   $6,888,803    $11,781,850    $6,184,560         $701,000         $133,959
                                                      ============    ===========    ==========       ==========       ==========

                                                      Asset Manager     Overseas    Participants'       ESOP
                                                           Fund           Fund         Loans            Trust            Total
                                                      ------------     ----------   -----------       ----------       ----------
Additions:
  Investment income:
    Dividends                                          $         -      $       -   $        -       $1,864,510      $11,103,747
    Interest                                                42,236         31,510            -                -        1,118,838
                                                      ------------     ----------   -----------       ----------       ----------
      Total investment income                               42,236         31,510             -       1,864,510       12,222,585
                                                      ------------     ----------   -----------       ----------       ----------

  Participant contributions                                 27,688         45,427             -               -        9,876,493
  Age-related employer contributions                        56,734         84,633             -               -       15,080,520
  ESOP debt service funding                                      -              -             -       3,858,583        3,858,583
  Merger of Portion Pac, Inc. plan assets (note 8)               -              -        64,281               -        1,316,867
  Merger of Clorox plan assets (note 8)                          -         70,295        52,459               -        1,250,233

  Transfers for repayments
    of participants' loans                                       -          1,029      (396,432)               -               -
  Interfund transfers                                      863,680      1,997,863             -         (656,365)              -
                                                      ------------     ----------   -----------       ----------       ----------
      Net transfers                                        863,680      1,998,892      (396,432)        (656,365)              -
                                                      ------------     ----------   -----------       ----------       ----------

                                                      ------------     ----------   -----------       ----------       ----------
      Total additions                                      990,338      2,230,757      (279,692)       5,066,728       43,605,281
                                                      ------------     ----------   -----------       ----------       ----------

Deductions:
  Withdrawals                                                    -          7,253             -       1,437,686       17,952,608
  Administrative expenses                                    3,260          5,118             -         114,312        1,377,965
  Interest expense on note payable                               -             -              -       1,686,440        1,686,440

  Net (appreciation) depreciation
    in fair value of investments                           (32,924)      (104,477)            -      11,647,216       42,334,148

                                                      ------------     ----------   -----------       ----------       ----------
      Total deductions                                     (29,664)       (92,106)            -      14,885,654       63,351,161
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year, before cumulative
  effect of accounting change                            1,020,002      2,322,863      (279,692)      (9,818,926)     (19,745,880)

Cumulative effect of accounting change (note 10)                 -              -             -          220,845        4,841,188
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year                         1,020,002      2,322,863     (279,692)      (9,598,081)     (14,904,692)

Net assets available for plan benefits at
  the beginning of the year                                     -              -       804,934       27,303,048      250,212,768

Net assets available for plan benefits at             ------------     ----------   -----------      -----------     ------------
  the end of the year                                   $1,020,002     $2,322,863     $525,242       $17,704,967     $235,308,076
                                                      ============     ==========   ===========      ===========     ============

     The accompanying notes are an integral part of the financial statements.

                             H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT SAVINGS PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                    for the Year Ended December 31, 1992

                                                 H. J. Heinz Co.   GIC Group      Magellan    Retirement Gov't.     Retirement
                                                   Stock Fund      Trust Fund       Fund        Money Market       Growth Fund
                                                 ---------------   ----------   -----------   -----------------    ------------
Additions:
  Investment income:
    Dividends                                         $5,154,564           $-    $1,743,867                  $-        $891,747
    Interest                                              34,908      361,689             -             260,894               -
                                                 ---------------   ----------   -----------   -----------------    ------------
      Total investment income                          5,189,472      361,689     1,743,867             260,894         891,747
                                                 ---------------   ----------   -----------   -----------------    ------------

  Participant contributions                            7,286,684      592,954     1,746,381             489,513         610,173
  ESOP debt service funding                                    -            -             -                   -               -

  Transfers for repayments
    of participants' loans                               905,962       13,398        93,525              27,908          25,146
  Interfund transfers                                 (6,400,243)     997,780     1,125,510              99,235       1,530,502
  Transfers to the H. J. Heinz Company
    Employees Retirement System                                -            -             -                   -               -
                                                 ---------------   ----------   -----------   -----------------    ------------
      Net transfers                                   (5,494,281)   1,011,178     1,219,035             127,143       1,555,648
                                                 ---------------   ----------   -----------   -----------------    ------------
  Net appreciation (depreciation)
    in fair value of investments                      21,739,978           -       (925,180)                  -        (399,256)

                                                 ---------------   ----------   -----------   -----------------    ------------
      Total additions                                 28,721,853    1,965,821     3,784,103             877,550       2,658,312
                                                 ---------------   ----------   -----------   -----------------    ------------
Deductions:
  Withdrawals                                         44,793,201    1,179,910     2,879,754           2,336,995         604,859
  Administrative expenses                                128,400        2,400         5,700               5,700           1,200
  Interest expense on note payable                             -           -              -                   -               -

                                                 ---------------   ----------   -----------   -----------------    ------------
      Total deductions                                44,921,601    1,182,310     2,885,454           2,342,695         606,059
                                                 ---------------   ----------   -----------   -----------------    ------------
Net increase (decrease) in net assets available
  for plan benefits for the year                     (16,199,748)     783,511       898,649          (1,465,145)      2,052,253

Net assets available for plan benefits at
  the beginning of the year                          195,080,588    4,748,630    11,385,545           8,076,197       2,828,532


Net assets available for plan benefits at        ---------------   ----------   -----------   -----------------    ------------
  the end of the year                               $178,880,840   $5,532,141   $12,284,194          $6,611,052      $4,880,785
                                                 ===============   ==========   ===========   =================    ============

                                                  Equity-Income     Puritan      Intermediate  Participants'   ESOP
                                                     Fund            Fund         Bond Fund      Loans       Trust         Total
                                                 ---------------   ----------    -----------  ----------  -----------  ------------

Additions:
  Investment income:
    Dividends                                           $114,749     $572,290             $-          $-   $1,745,242   $10,222,459
    Interest                                                   -            -        235,770      85,276            -       978,537
                                                 ---------------   ----------    -----------  ----------  -----------  ------------
      Total investment income                            114,749      572,290        235,770      85,276    1,745,242    11,200,996
                                                 ---------------   ----------    -----------  ----------  -----------  ------------

  Participant contributions                              435,366      739,357        308,015           -            -    12,208,443
  ESOP debt service funding                                    -            -              -           -    3,919,820     3,919,820

  Transfers for repayments
    of participants' loans                                14,846       27,057         11,534  (1,119,376)           -             -
  Interfund transfers                                    591,687      612,710      1,548,821           -     (106,002)            -
  Transfers to the H. J. Heinz Company
    Employees Retirement System                                -            -              -           -       (7,498)       (7,498)
                                                 ---------------   ----------    -----------  ----------  -----------  ------------
      Net transfers                                      606,533      639,767      1,560,355  (1,119,376)    (113,500)       (7,498)
                                                 ---------------   ----------    -----------  ----------  -----------  ------------
  Net appreciation (depreciation)
         in fair value of investments                    299,623      230,171        (69,266)          -    7,731,309    28,607,379
                                                 ---------------   ----------    -----------  ----------  -----------  ------------
      Total additions                                  1,456,271    2,181,585      2,034,874  (1,034,100)  13,282,871    55,929,140
                                                 ---------------   ----------    -----------  ----------  -----------  ------------
Deductions:
  Withdrawals                                            513,218      940,941        779,920           -    2,047,729    56,076,527
  Administrative expenses                                  2,400        2,400          1,800           -      122,105       272,105
  Interest expense on note payable                             -            -              -           -    1,981,608     1,981,608
                                                 ---------------   ----------    -----------  ----------  -----------  ------------
      Total deductions                                   515,618      943,341        781,720           -    4,151,442    58,330,240
                                                 ---------------   ----------    -----------  ----------  -----------  ------------
Net increase (decrease) in net assets available
  for plan benefits for the year                         940,653    1,238,244      1,253,154  (1,034,100)   9,131,429    (2,401,100)

Net assets available for plan benefits at
  the beginning of the year                            2,748,522    5,165,982      2,569,219   1,839,034   18,171,619   252,613,868

Net assets available for plan benefits at        ---------------   ----------    -----------  ----------  -----------  ------------
  the end of the year                                 $3,689,175   $6,404,226     $3,822,373    $804,934  $27,303,048  $250,212,768
                                                 ===============   ==========    ===========  ==========  ===========  ============

The accompanying notes are an integral part of the financial statements.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                        Notes to Financial Statements


(1) Plan Description:

    The following description of the H. J. Heinz Company ("Company") Employees Retirement and Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was amended effective January 1, 1993 to provide for the age-related company contribution account, which is explained in detail below; to authorize the payment of all applicable plan administrative expenses from Plan assets; to permit plan forfeitures to be used to either offset future employer contributions or to be used to pay for plan administrative expenses; and to change the name of the Plan from the H. J. Heinz Company Employees Savings Plan to the H. J. Heinz Company Employees Retirement and Savings Plan.

      General

    The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of the affiliated companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

      Contributions

    Participant contributions to the Plan may be either tax deferred or after tax. The total of a participant's tax deferred and after tax contributions may not exceed 13% of his compensation. Each participant may make tax deferred contributions, in whole percentages, of not less than 2% of his compensation.

    Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $8,994 and $8,728 in 1993 and 1992, respectively. This amount increases to $9,240 in 1994. A participant affected by these limitations will be given timely notification by the Committee.

    The Company will contribute on behalf of each participating employee an amount equivalent to the tax deferred contribution which does not exceed 3% of the employee's compensation. The Company's matching contributions may be made in cash or in shares of the Company's common stock of equal value. Shares of stock used for the Company match will come from the shares held in the separate, leveraged employee stock ownership plan ("ESOP") trust. The ESOP is described in greater detail in note 7.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


      Contributions (continued)

   A Company Contribution Account ("CCA") was added to the Plan effective January 1, 1993. The Company will make monthly, age-related contributions to the accounts of participating employees who direct the investment of such contributions into one or more of the investment funds stated in note 4, with the exception of the H. J. Heinz Company Stock Fund. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 25 years old to a rate of 13% for participants that are 60 years old and over.

   The Board of Directors has designated (i) Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan effective February 8, 1994. Bankers Trust Company had acted as trustee ("Former Trustee") under the Plan until February 7, 1994; and (ii) Mellon Bank, N. A. to act as trustee of the separate ESOP trust established for matching contributions ("ESOP Trustee").

   A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

      Participant Accounts

   Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching and age-related contributions, as defined and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Vesting

   The value of a participant's tax deferred account which will be maintained for his tax deferred contributions, after tax account, which will be maintained for his after tax contributions, and rollover account, which will be maintained for his rollover contributions, will be fully vested at all times. The value of the Company's matching contribution and CCA contribution allocated to a participant's account will be fully vested upon the occurrence of any of the following events: completion of 5 years of service (or in the case of the matching contribution of a participant who was an employee as of December 31, 1992, 36 months of continuous membership in the Plan, if earlier), discharge without cause, termination of employment after attainment of age 55, attainment of age 65, total and permanent disability, or death.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


      Withdrawals

   A participant may elect to withdraw from his after tax or rollover account up to 100% of his account balance.

   A participant's matching account will be available for withdrawal if:

     (a) The participant has at least 5 years of continuous membership in the Plan, or

     (b) is eligible for a "hardship" withdrawal in accordance with the rules of the Plan, or

     (c)  has attained age 59 1/2.

   A participant may not withdraw any amount from his tax deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.

   A participant may not withdraw any amount from his CCA during active employment before age 70 1/2.

   A participant who qualifies for a hardship withdrawal and withdraws from his matching and tax deferred accounts is suspended from making contributions to the Plan for one year. Under present Internal Revenue Service ("IRS") rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

   A participant, upon termination of service, may elect to receive a lump-sum amount equal to the value of his account or annual installments over a period not to exceed 30 years. A terminated participant may also elect to choose a direct transfer of his account balance to the trustee or custodian of another eligible retirement plan.

      Loans

   The Plan was amended effective January 1, 1990, to prohibit the granting or renegotiating of loans. Any outstanding loan as of December 31, 1989 shall continue to be administered in accordance with the loan rules established by the Committee as in effect on such date.

   The interest rates for all outstanding loans for the years ended December 31, 1993 and 1992, were between 6.06% and 12.50%.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


      Loans (continued)

   Payment of principal and interest is by payroll withholding, subject to rules permitting prepayment. Repayments of the principal of a loan to a participant will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.


      Termination

   The term of the Plan is indefinite, subject to termination at any time by the Board of Directors of the Company. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions.

      Administration Expenses

   Expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, may be paid by the Trustee from the assets of the Trust Fund unless paid by the Company. For the year ended December 31, 1993 administrative expenses amounting to $1,377,965 were paid
   by the Trustee from the assets of the Plan.   For the year ended December 31,
   1992, the Company paid all administrative expenses in excess of $150,000 that were related to the operation of the Plan's funds, excluding the ESOP trust. Expenses absorbed by the Plan were allocated to the various funds of the Plan, excluding the ESOP trust, based on the net asset value of the individual fund as a percentage of the total net asset value of the Plan's funds, excluding the ESOP trust.

   For the years ended December 31, 1993 and 1992, the Plan's administrative expenses relating to the ESOP amounted to $114,312 and $122,105, respectively, and were paid from the assets of the ESOP trust.

   The Committee adopted a policy in March, 1992, stating that the Company, as permitted by ERISA, may obtain reimbursement from Company sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. The allocation of these charges to the Plan for the year ended December 31, 1993 was $186,129.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


(2) Summary of Significant Accounting Policies:

      Investment Valuation

    The value of the shares in a mutual fund is based on the market value of the underlying securities in the fund.

    Investments in the Company's common stock are valued at the last reported sales price on the last business day of the year.

    Guaranteed investment contracts are recorded at contract value which includes principal and accumulated interest, which approximates market value.

    Temporary investments in short-term investment funds are valued at cost which approximates market value.

      Other

    The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost.

    Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

    Certain reclassifications were made to prior year's amounts to conform with the 1993 presentations.

(3) Federal Income Taxes:

    The IRS has made a determination that the Plan is a qualified plan under
    Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

    The IRS will be requested to review the Plan amendments made since the determination letter was granted, including the incorporation of the ESOP into the Plan. Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


(3) Federal Income Taxes (continued):

    Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

(4) Investment Programs:

    Participants may direct the investment of their tax deferred and after tax contributions, in multiples of 10%, in any one or more of the Investment funds selected by the Committee. A description of the Investment funds are as follows.

      The H. J. Heinz Company Stock Fund consists of common stock of the
      Company.

      The GIC Group Trust Fund invests the contributions of plan participants in guaranteed investment contracts which are issued by insurance companies that guarantee payment of interest and principal. The GIC Group Trust is managed by Fidelity Management Trust Company and available to other employee benefit trusts.

      Interest rates are determined annually for contributions made during the year. The actual interest rate for any funds in the GIC Group Trust after the initial year will be a blended rate based on the respective rates of interest earned by prior contributions and the rate of interest earned with respect to contributions made under the Plan for the current year. Consequently, the blended rate will be affected by the amount and timing of contributions to the GIC Group Trust and by the interest rate negotiated by Fidelity with the insurance companies at the beginning of each year for contributions made in that year and the interest rates made in prior years.

      Transfers are not permitted between the GIC Group Trust Fund and either the Retirement Government Money Market (known as the U. S. Government Reserve Fund prior to January 1, 1993) or the Intermediate Bond Funds. Transfers into or out of the GIC Group Trust Fund may be made once a quarter.

      The Magellan Fund is an aggressive growth fund, the assets of which are invested primarily in common stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

      The assets of the Retirement Government Money Market are invested in a money market fund. The assets consist of short-term obligations issued or guaranteed by the U. S. Government, its agencies or instrumentalities and repurchase agreements secured by U. S. Government obligations.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


(4) Investment Programs (continued):


      The Retirement Growth Fund is an aggressive growth fund which seeks capital appreciation by investing primarily in common stocks, although it can invest in all types of securities.

      The assets of the Equity-Income Fund are invested primarily in common stocks, but are also invested in preferred stocks, corporate bonds and convertible securities.

      The assets of the Puritan Fund are invested in a broadly diversified portfolio of high-yielding securities. The assets consist of common stocks, preferred stocks and corporate bonds.

      The assets of the Intermediate Bond Fund are invested in high-quality, fixed-income obligations whose average maturity ranges between 3 and 10 years.

      In addition, effective January 1, 1993, the following funds were made available in order to provide participants with greater investment possibilities.

      The Overseas Fund is an aggressive growth fund which seeks long-term capital appreciation, primarily through investments in foreign securities.

      The assets of the Asset Manager Fund are allocated among and across domestic and foreign equities, bonds and short-term instruments. The Fund seeks high total return with reduced risk over the long term.

      The assets of the Asset Manager: Growth Fund are allocated among three principal asset classes: stocks, bonds and short-term instruments. However, the Fund may invest in many types of domestic and foreign securities. The Fund seeks to maximize total return over the long term.

      The Asset Manager: Income Fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments. The asset mix is designed to provide a conservative asset allocation across various market conditions.

   The Magellan, Retirement Government Money Market, Retirement Growth, Equity-Income, Puritan, Intermediate Bond, Overseas, Asset Manager, Asset Manager:
   Growth and Asset Manager: Income Funds are managed by Fidelity Management and Research Company.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)

(5) Net Asset Value per Unit:

    The interests of Plan participants are accounted for under a unit method. The number of units in each fund and the net asset value per unit are as follows:

                                   December 31, 1993         December 31, 1992
                                  ------------------         -----------------
  H. J. Heinz Co. Stock Fund.... 166,296,863  $  .839      13,053,315  $13.704
  Retirement Gov't. Money Market   8,471,763  $ 1.024       4,924,892  $ 1.342
  GIC Group Trust Fund..........   5,262,573  $ 1.063       3,841,023  $ 1.440
  Intermediate Bond Fund........   5,287,054  $ 1.114       2,540,201  $ 1.505
  Puritan Fund..................   9,565,146  $ 1.208       3,572,724  $ 1.793
  Equity-Income Fund............   5,376,679  $ 1.206       2,196,612  $ 1.679
  Magellan Fund.................  18,675,502  $ 1.241       5,733,544  $ 2.143
  Retirement Growth Fund........   7,525,863  $ 1.217       2,495,396  $ 1.956
  Overseas Fund.................   1,935,236  $ 1.148
  Asset Manager Fund............     896,691  $ 1.124
  Asset Manager:  Growth Fund...     589,868  $ 1.155
  Asset Manager:  Income Fund...     115,414  $ 1.061



(6) Forfeitures:

    Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions, or may be used to pay plan administrative expenses, effective January 1, 1993. Forfeitures were $140,843 for the year ended December 31, 1993 and $191,257 for the year ended December 31, 1992.

(7) ESOP Trust:

    In September, 1989, the ESOP trust borrowed $50 million and purchased 1,577,908 shares of Heinz Common Stock at $31.6875 per share. The Company financed the transaction and sold the stock to the ESOP.

    The Heinz stock is pledged as collateral for the loan and is credited to a suspense account from which it is gradually released for allocation to participants' accounts over the term of the loan. During 1993 and 1992, the number of shares released from the suspense account for allocation to participant accounts as a result of principal repayments was 130,405 and 129,689, respectively. As noted previously, the shares of stock used for the Company match will come from the shares held in the ESOP trust. At December 31, 1993 and 1992, $37,085,514 and $51,509,789, respectively, of unallocated assets were held by the ESOP.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(7) ESOP Trust (continued):

    The ESOP debt is in the form of an interest-bearing promissory note. For the years ended December 31, 1993 and 1992, the weighted average interest rate was 3.3281% and 3.9583%, respectively. Repayment of the loan will be made primarily through semi-annual payments. Dividends paid by the Company on the unallocated shares of the Heinz Common Stock will be applied for repayment of the loan.

    When dividends paid are not sufficient to make semi-annual repayments, the Company makes additional contributions to fund the deficiency.

    The amount of ESOP debt required to be retired in each of the five years succeeding 1993 is: $2,468,450 in 1994, $2,526,296 in 1995, $2,668,970 in
    1996, $2,819,702 in 1997 and $2,978,947 in 1998.


(8) Mergers:

    On April 14, 1993, the Board approved the merger of certain assets of the Portion Pac, Inc. Thrift Savings (401-(k)) Plan ("PPI Plan") into the Plan and certain participants of the PPI Plan became eligible for membership in the Plan effective June 1, 1993.

    The transfer of PPI Plan assets occurred on August 5, 1993. The total assets transferred from the PPI Plan to the Plan was $1,316,867 of which $64,281 represented PPI Plan participant loan balances.

    On July 1, 1993, the Company purchased the Clorox Company's Food Service Products Division. Certain participants in the Clorox Company Tax Reduction Investment Plan ("TRIP") employed by the Clorox Company's Food Service Products Division ("Affected Participants") became eligible for membership in the Plan effective December 1, 1993. Affected Participants' TRIP loan balances of $52,459 were merged into the Plan effective December 1, 1993. All other TRIP assets related to Affected Participants were not transferred to the Plan until February 28, 1994. Accordingly, the Plan has recorded a transfer receivable of $1,197,774.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)


(9) Sale of the Hubinger Company:

   On June 27, 1991, the Company sold The Hubinger Company ("Hubinger") to Roquette Freres. As a result of this sale, all Hubinger participant contributions and company matching contributions were suspended beginning July 1, 1991. All Hubinger employees who had been participating in the Plan at the time of the sale were given written notification in December, 1991, regarding the status of their account balances. They were informed that any account balances not withdrawn by March 31, 1992 would remain in the Plan and would be subject to all rules and regulations of the Plan, as they were prior to the sale of Hubinger.

   Total Hubinger participant withdrawals made between January 1, 1992 and March 31, 1992 amounted to $13,782,824.


(10) Change in Accounting:

   In accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", as of May 1, 1993 ("Guide"), the Plan changed its method of accounting for distributions payable to participants in 1993. Presently, the Plan includes payments due to participants in net assets available for plan benefits in accordance with the Guide. The Plan previously presented such amounts as a liability. The cumulative effect of the change is to increase net assets available for plan benefits by $4,841,188 as of January 1, 1993. Payments due to participants as of December 31, 1993 was $1,434,993. This methodology differs from that required under ERISA. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


(11) Investments:

  Investments at December 31, 1993 and 1992 were as follows:

                                                   December 31, 1993
                                              -------------------------------
                                               Shares or
                                                 units          Fair Value
                                              ------------    ---------------
H. J. Heinz Co. Stock Fund:
  H. J. Heinz Co. Common Stock                  3,799,888       $136,320,982
  Bankers Trust Pyramid Directed
    Cash Fund                                   1,595,090          1,595,090
                                              ------------    ---------------
                                                                 137,916,072
                                                              ---------------
GIC Group Trust Fund:
  Fidelity GIC Group Trust                      5,592,592          5,592,592
  Bankers Trust Pyramid Directed
    Cash Fund                                      -                  -
                                              ------------    ---------------
                                                                   5,592,592
                                                              ---------------
Magellan Fund:
  Fidelity Magellan Fund                          327,412         23,197,149
                                              ------------    ---------------
                                                                  23,197,149
                                                              ---------------
Retirement Government Money Market:
  Fidelity Retirement Gov't. Money Mkt.         8,744,539          8,744,539
                                              ------------    ---------------
                                                                   8,744,539
                                                              ---------------
Retirement Growth Fund:
  Fidelity Retirement Growth Fund                 505,052          9,161,649
  Bankers Trust Pyramid Directed
    Cash Fund                                         195                195
                                              ------------    ---------------
                                                                   9,161,844
                                                              ---------------
Equity-Income Fund:
  Fidelity Equity-Income Fund                     191,691          6,486,806
  Bankers Trust Pyramid Directed
    Cash Fund                                      -                  -
                                              ------------    ---------------
                                                                   6,486,806
                                                              ---------------
Puritan Fund:
  Fidelity Puritan Fund                           733,578         11,553,868
                                              ------------    ---------------
                                                                  11,553,868
                                                              ---------------
Intermediate Bond Fund:
  Fidelity Intermediate Bond Fund                 547,003          5,896,692
  Bankers Trust Pyramid Directed
    Cash Fund                                      -                  -
                                              ------------    ---------------
                                                                   5,896,692
                                                              ---------------
Overseas Fund:
  Fidelity Overseas Fund                           81,016          2,222,256
                                              ------------    ---------------
                                                                   2,222,256
                                                              ---------------
Asset Manager Fund:
  Fidelity Asset Manager Fund                      65,420          1,007,476
                                              ------------    ---------------
                                                                   1,007,476
                                                              ---------------
Asset Manager - Growth Fund:
  Fidelity Asset Manager - Growth Fund             47,817            681,391
                                              ------------    ---------------
                                                                     681,391
                                                              ---------------
Asset Manager - Income Fund:
  Fidelity Asset Manager - Income Fund             11,071            122,442
  Bankers Trust Pyramid Directed
    Cash Fund                                         148                148
                                              ------------    ---------------
                                                                     122,590
                                                              ---------------
Participants' Loans                                 -                525,242
                                              ------------    ---------------
ESOP Trust:
  H. J. Heinz Co. Common Stock                  1,458,143         52,310,879
  Mellon Bank Temporary
    Investment Fund                                91,404             91,404
                                              ------------    ---------------
                                                                  52,402,283
                                                              ---------------
                                                                $265,510,800
                                                              ===============


                                                     December 31, 1992
                                              -------------------------------
                                               Shares or
                                                 units          Fair Value
                                              ------------    ---------------
H. J. Heinz Co. Stock Fund:
  H. J. Heinz Co. Common Stock                  4,129,032       $182,193,550
  Bankers Trust Pyramid Directed
    Cash Fund                                     584,758            584,758
                                              ------------    ---------------
                                                                 182,778,308
                                                              ---------------
GIC Group Trust Fund:
  Fidelity GIC Group Trust                      5,533,078          5,533,078
  Bankers Trust Pyramid Directed
    Cash Fund                                      10,531             10,531
                                              ------------    ---------------
                                                                   5,543,609
                                                              ---------------
Magellan Fund:
  Fidelity Magellan Fund                          193,655         12,201,413
                                              ------------    ---------------
                                                                  12,201,413
                                                              ---------------
Retirement Government Money Market:
  Fidelity Retirement Gov't. Money Mkt.         6,910,476          6,910,476
                                              ------------    ---------------
                                                                   6,910,476
                                                              ---------------
Retirement Growth Fund:
  Fidelity Retirement Growth Fund                 283,010          4,652,690
  Bankers Trust Pyramid Directed
    Cash Fund                                     115,049            115,049
                                              ------------    ---------------
                                                                   4,767,739
                                                              ---------------
Equity-Income Fund:
  Fidelity Equity-Income Fund                     112,040          3,250,606
  Bankers Trust Pyramid Directed
    Cash Fund                                     280,667            280,667
                                              ------------    ---------------
                                                                   3,531,273
                                                              ---------------
Puritan Fund:
  Fidelity Puritan Fund                           422,362          6,225,612
                                              ------------    ---------------
                                                                   6,225,612
                                                              ---------------
Intermediate Bond Fund:
  Fidelity Intermediate Bond Fund                 352,273          3,667,159
  Bankers Trust Pyramid Directed
    Cash Fund                                      11,525             11,525
                                              ------------    ---------------
                                                                   3,678,684
                                                              ---------------
Overseas Fund:
  Fidelity Overseas Fund                           -                  -
                                              ------------    ---------------
                                                                      -
                                                              ---------------
Asset Manager Fund:
  Fidelity Asset Manager Fund                      -                  -
                                              ------------    ---------------
                                                                      -
                                                              ---------------
Asset Manager - Growth Fund:
  Fidelity Asset Manager - Growth Fund             -                  -
                                              ------------    ---------------
                                                                      -
                                                              ---------------
Asset Manager - Income Fund:
  Fidelity Asset Manager - Income Fund             -                  -
  Bankers Trust Pyramid Directed
    Cash Fund                                      -                  -
                                              ------------    ---------------
                                                                      -
                                                              ---------------
Participants' Loans                                -                 804,934
                                              ------------    ---------------
                                                                     804,934
                                                              ---------------
ESOP Trust:
  H. J. Heinz Co. Common Stock                  1,500,272         66,199,502
  Mellon Bank Temporary
    Investment Fund                                61,862             61,862
                                              ------------    ---------------
                                                                  66,261,364
                                                              ---------------
                                                                $292,703,412
                                                              ===============


                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                       EIN:  25 - 0542520    Plan 009
         Item 27a - Schedule of Assets Held for Investment Purposes
                           as of December 31, 1993

                                           (c)  Description of investment including
     (b)  Identity of issue, borrower,     maturity date, rate of interest, collateral,
(a)       lessor, or similar party                    par or maturity value                   (d)  Cost          (e) Current Value
- - ---  ----------------------------------  -----------------------------------------------   ------------------    ------------------

 *   H. J. Heinz Company                 H. J. Heinz Co. Common Stock Fund
                                         $ .25 par value/share;   3,799,888 shares             $41,466,512          $136,320,982

     Fidelity Management &               Retirement Government Money Market
     Research Group                      8,744,539 shares                                        8,744,539             8,744,539

     Fidelity Management                 GIC Group Trust Fund
     Trust Company                       5,592,592 shares                                        5,592,592             5,592,592

     Fidelity Management &               Intermediate Bond Fund
     Research Group                      547,003 shares                                          5,728,319             5,896,692

     Fidelity Management &               Puritan Fund
     Research Group                      733,578 shares                                         10,788,929            11,553,868

     Fidelity Management &               Equity-Income Fund
     Research Group                      191,691 shares                                          5,527,792             6,486,806

     Fidelity Management &               Magellan Fund
     Research Group                      327,412 shares                                         21,179,643            23,197,149

     Fidelity Management &               Retirement Growth Fund
     Research Group                      505,052 shares                                          8,649,282             9,161,649

     Fidelity Management &               Overseas Fund
     Research Group                      81,016 shares                                           2,127,496             2,222,256

     Fidelity Management &               Asset Manager Fund
     Research Group                      65,420 shares                                             975,462             1,007,476

     Fidelity Management &               Asset Manager - Growth Fund
     Research Group                      47,817 shares                                             652,358               681,391

     Fidelity Management &               Asset Manager - Income Fund
     Research Group                      11,071 shares                                             122,766               122,442

 *   H. J. Heinz Company                 Participants' Loans                                       525,242               525,242

 *   H. J. Heinz Company                 H. J. Heinz Co. ESOP
                                         $ .25 par value/share;   1,458,143 shares              45,540,114            52,310,879

     Bankers Trust                       Bankers Trust Pyramid Directed Cash Fund
                                         $1,595,433 face value                                   1,595,433             1,595,433

     Mellon Bank                         Mellon Bank Temporary Invest. Fund
                                         $91,404 face value                                         91,404                91,404
                                                                                           ------------------    ------------------
                                                                                              $159,307,883          $265,510,800
                                                                                           ==================    ==================

                                     19

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                       EIN:  25 - 0542520    Plan 009
               Item 27d - Schedule of Reportable Transactions*
                    For the year ended December 31, 1993

 Identity of Party                        Description                     Purchase             Selling
      Involved                              of Asset                       Price                Price
- - ---------------------            -------------------------------    --------------------   ---------------
Bankers Trust Company            H. J. Heinz Company Common Stock        $10,839,304                   $-
                                                                       (67 purchases)

Bankers Trust Company            H. J. Heinz Company Common Stock                              15,931,878
                                                                                              (67 sales)

Bankers Trust Company            Bankers Trust Pyramid Directed           37,765,984                    -
                                 Cash Fund                            (484 purchases)

Bankers Trust Company            Bankers Trust Pyramid Directed                                37,240,430
                                 Cash Fund                                                    (408 sales)

Fidelity Management &            Magellan Fund                            11,792,263                    -
Research Group                                                        (143 purchases)

Fidelity Management &            Magellan Fund                                                  2,457,619
Research Group                                                                                 (60 sales)



                                    Expense                            Current Value             Net
 Identity of Party                incurred with     Cost of             of Asset on             Gain
      Involved                     Transaction       Asset           Transaction Date          (Loss)
- - ---------------------             -------------  ----------------   ----------------------  ---------------
Bankers Trust Company                      $-       $10,839,304             $10,839,304                 $-

Bankers Trust Company                       -         4,523,984              15,931,878         11,407,894

Bankers Trust Company                       -        37,765,984              37,765,984                  -

Bankers Trust Company                       -        37,240,430              37,240,430                  -

Fidelity Management &                       -        11,792,263              11,792,263                  -
Research Group

Fidelity Management &                       -         2,134,442               2,457,619            323,177
Research Group



*Determined at December 31, 1992.

                                EXHIBIT INDEX

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand dated June 28, 1994 is filed herein.